Paul, Weiss, Rifkind, Wharton & Garrison LLP

77 King Street West, Suite 3100, P.O. Box 226

Toronto, Ontario, Canada M5K 1J3

November 12, 2021

BY EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Yamana Gold Inc.

Registration Statement on Form F-10/F-4

Ladies and Gentlemen:

On behalf of our client, Yamana Gold Inc., a Canadian corporation (the “Company”) and certain of its subsidiaries (collectively, the “Guarantors”), we are transmitting for filing with the Securities and Exchange Commission in electronic form a Registration Statement on Form F-10/F-4 (the “Registration Statement”) in connection with the proposed registration under the Securities Act of 1933, as amended (the “Securities Act”), of the offer to exchange US$500,000,000 aggregate principal amount of the Company’s 2.630% Senior Notes due 2031 and the guarantees of such securities by the Guarantors for a like principal amount of substantially similar notes and guarantees that were issued in a transaction exempt from registration under the Securities Act.

Should you have any questions regarding the Registration Statement, please feel free to contact the undersigned at (416) 504-0524 or by e-mail at ckurtz@paulweiss.com.

Very truly yours,

/s/ Christian G. Kurtz
Christian G. Kurtz

cc:	Sofia Tsakos

Kathleen Caughey

Yamana Gold Inc.

Adam M. Givertz

Paul, Weiss, Rifkind, Wharton & Garrison LLP